AVALON RARE METALS INC.

(the “Issuer”)

REPORT OF VOTING RESULTS

For Each Matter Submitted to a Vote at the Annual and Special Meeting

of Shareholders of Common Shares of the Issuer held on February 25, 2014

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon	Outcome of Vote	Percentage of Votes Cast

Elect the following nominees as directors of the Issuer for the ensuing year:

Donald S. Bubar	Elected	In Favour:	96.02%
		Withheld:	3.98%

Alan Ferry	Elected	In Favour:	95.95%
		Withheld:	4.05%

Phil Fontaine	Elected	In Favour:	95.62%
		Withheld:	4.38%

Brian D. MacEachen	Elected	In Favour:	95.80%
		Withheld:	4.20%

Sergio Marchi	Elected	In Favour:	95.20%
		Withheld:	4.80%

Peter McCarter	Elected	In Favour:	95.84%
		Withheld:	4.16%

Kenneth Thomas	Elected	In Favour:	95.66%
		Withheld:	4.34%

Appoint Deloitte LLP as Auditor of the Issuer	Carried	In Favour:	96.35%
		Withheld:	3.65%

Approval of Unallocated Options Under the Issuer’s Stock Option Plan	Carried	In Favour:	75.63%
		Against:	24.37%

AVALON RARE METALS INC.

By:	“Charlotte May”
Corporate Secretary